NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS
STRONG SECOND QUARTER 2011 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, August 5, 2011 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the quarter ended June 30, 2011 was $631 million or $1.11 per diluted share, compared with $172 million or $0.31 per diluted share in the second quarter of 2010.

Funds from operations (“FFO”) for the quarter ended June 30, 2011 was $166 million or $0.30 per diluted common share, compared with $156 million or $0.30 per diluted common share on a comparable basis during the same period in 2010. FFO in the prior period with an investment gain was $209 million or $0.40 per diluted common share.

Commercial property net operating income for the second quarter of 2011 increased to $217 million, compared with $180 million in the second quarter of 2010, largely as a result of the contribution from the Australian portfolio acquired in September 2010.

OUTLOOK

“As we witness an improvement in vacancy rates, steady demand and controlled supply within our primary markets, we remain optimistic about our performance over the balance of the year and the next few years to come,” stated Ric Clark, chief executive officer of Brookfield Office Properties. “Our high-quality portfolio of commercial properties located in the world’s most dynamic commercial centers allows us to build deep, long-term ties to corporate tenants around the globe.”

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.6 million square feet of space during the quarter at an average net rent of $26.74 per square foot. The portfolio occupancy rate finished the quarter at 93.3%. Highlights from the quarter include:

Houston – 454,000 square feet
•	A seven-year renewal with Chevron for 311,000 square feet at Continental Center I
•	An 11-year lease with Forrest Oil for 43,000 square feet at One Allen Center

Toronto – 322,000 square feet
•	A 10-year renewal and expansion with Citco Inc. for 116,000 square feet at Hudson’s Bay Centre
•	A 10-year renewal and expansion with the McGraw-Hill Companies for 37,000 square feet at Exchange Tower

New York – 254,000 square feet
•	An 11-year expansion with Royal Bank of Canada for 112,000 square feet at Three World Financial Center
•	A 12-year lease with Kilpatrick Townsend & Stockton for 45,000 square feet at the Grace Building

Los Angeles – 219,000 square feet
•	A 10-year renewal with Bank of America for 173,000 square feet at Bank of America Plaza

Boston – 169,000 square feet
•	A 12-year lease with LPL Holdings for 69,000 square feet at 75 State Street, subsequent to quarter-end
•	A 10-year lease with L.E.K. Consulting for 61,000 square feet at 75 State Street

Acquired a 75% interest in 450 West 33rd Street in Manhattan through a joint venture with Broadway Partners valued at approximately $520 million. The 1.8-million-square-foot office building is directly adjacent to the company’s 5.4-million-square-foot Manhattan West development site on 9th Avenue.

Acquired a further 50% interest in two trophy Australian office towers, Southern Cross West in Melbourne and BankWest Tower in Perth, for a combined AUD $250 million (USD $263 million), subsequent to quarter-end. Both acquisitions were made through Brookfield Prime Property Fund (ASX: BPA), in which Brookfield Office Properties holds a 73% interest.

Acquired a further 20% interest in the Brookfield-managed assets in the U.S. Office Fund from an institutional partner for $360 million, subsequent to quarter-end. The acquisition brings Brookfield’s stake in the Fund to 83%.

Announced $250 million renovation plan for the retail areas of the World Financial Center in Lower Manhattan to boost the appeal of the property for both commercial tenants and a steadily growing number of neighborhood residents. The plan calls for a new 600-seat dining terrace overlooking the North Cove Marina and Hudson River, a 25,000-square-foot European-style marketplace, and a new double-stacked fashion corridor.

Completed rights offering for shareholders to acquire shares of Brookfield Residential Properties Inc. (NYSE: BRP) at $10 per share. Brookfield Office Properties netted $515 million through the sale of BRP shares.

Sold 1400 Smith Street in Houston to full-building tenant Chevron for $340 million. Brookfield Office Properties acquired 1400 Smith in 2006 for $120 million.

Refinanced or secured new financing of $1.1 billion, with proceeds used to repay $846 million of U.S. Office Fund acquisition financing and $297 million of legacy CMBS financing which matured in May 2011. Financings completed during the quarter include:

•	A pool of eight U.S. Office Fund assets for $650 million at an interest rate of LIBOR + 3.25% for a three-year term plus two one-year extensions

•	Two Allen Center, Houston, for $200 million at an interest rate of 6.45% for a seven-year term
•	Three Allen Center, Houston, for $165 million at an interest rate of 6.12% for a five-year term
•	RBC Plaza, Minneapolis, for $66 million at an interest rate of LIBOR + 2.0% for a two-year extension
•	2401 Pennsylvania Ave., Washington, DC for $30 million at an interest rate of LIBOR + 2.20% for a three-year term plus two one-year extensions

Acquired and retired $50 million of mezzanine debt on 75 State Street, Boston at a discount from face value.

Increased the size of the corporate revolver from $565 million to $600 million and received a commitment to increase a further $35 million to $635 million subsequent to quarter-end. Also established a C$125 million revolving corporate credit facility in Canada with a number of Canadian chartered banks with a three-year term and one one-year extension option at an interest rate of bankers’ acceptance + 2%.

Announced management changes. Mitch Rudin, previously head of CB Richard Ellis’ Tri-State operations, was named president and CEO of U.S. Commercial Operations. In addition, Dennis Friedrich, who previously held the position, was promoted to president and global chief investment officer. Tom Farley was promoted to president and global chief operating officer, and Jan Sucharda was promoted to president and chief executive officer of Canadian Commercial Operations.

*  *  *

Dividend Declaration
The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on September 30, 2011 to shareholders of record at the close of business on
September 1, 2011.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N and P preferred shares were also declared payable on September 30, 2011 to shareholders of record at the close of business on September 15, 2011.

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing second quarter 2011 results on Friday, August  5, 2011 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.596.2565, pass code 3780464, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through September 5, 2011 by dialing  888.203.1112, pass code 3780464. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on August 5, 2011 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	June 30, 2011	December 31, 2010

Assets
Investment properties
Commercial properties	$13,560	$12,742
Commercial developments	1,261	1,050
Equity accounted investments(1)	3,482	2,957
Receivables and other	1,912	1,596
Restricted cash and cash equivalents	18	42
Cash and cash equivalents	162	142
Assets held for sale(2)	362	1,891
Total assets	$20,757	$20,420

Liabilities
Commercial property debt	$7,189	$7,261
Accounts payable and other liabilities	793	936
Deferred tax liabilities	489	366
Liabilities associated with assets held for sale(3)	169	749
Capital securities	1,050	1,038
Total liabilities	9,690	10,350
Equity
Preferred equity	848	848
Common equity	8,765	7,959
Total shareholders’ equity	9,613	8,807
Non-controlling interests	1,454	1,263
Total equity	11,067	10,070
Total liabilities and equity	$20,757	$20,420
Book value per common share	$17.27	$15.75
Book value per common share – pre-tax	$18.21	$16.46

(1)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures and associates
(2)
Comprises $361 million of commercial properties, nil of residential development inventory, and $1 million of other assets at June 30, 2011 (December 31, 2010 -- $316 million, $1,244 million, and $331 million, respectively)

(3)
Comprises $164million of commercial property debt, nil of residential development debt, and $5 million of other liabilities at June 30, 2011 (December 31, 2010 -- $165 million, $489 million, and $95 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Total revenue	$399	$307	$779	$606
Net operating income
Commercial operations	217	180	433	351
Interest and other income	46	13	73	28
	263	193	506	379
Expenses
Interest
Commercial property debt	101	76	202	147
Capital securities – corporate	14	15	29	29
General and administrative	33	31	68	59
Depreciation	2	4	4	6
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	113	67	203	138
Fair value and other gains (losses)	320	(43)	450	23
Share of net earnings (losses) from equity accounted investments(1)	354	148	472	298
Income (loss) before income tax expense	787	172	1,125	459
Income tax expense (benefit)	96	13	129	42
Net income (loss) from continuing operations	691	159	996	417
Income from discontinued operations	35	33	61	50
Net income (loss)	726	192	1,057	467
Non-controlling interests	95	20	120	45
Net income (loss) attributable to common shareholders	$631	$172	$937	$422

(1)
Includes valuation gains of $287 million and $85 million, respectively, for the three months ended June 30, 2011 and June 30, 2010 and gains of $341 million and $178 million for the six months ended June 30, 2011 and June 30, 2010, respectively

	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$1.16	$0.25	$1.69	$0.70
Discontinued operations	0.07	0.08	0.12	0.11
	$1.23	$0.33	$1.81	$0.81

	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$1.05	$0.25	$1.54	$0.66
Discontinued operations	0.06	0.06	0.11	0.09
	$1.11	$0.31	$1.65	$0.75

RECONCILATION TO FUNDS FROM OPERATIONS

(US Millions, except per share amounts)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Net income (loss) attributable to common shareholders	$631	$172	$937	$422
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(320)	43	(450)	(23)
Fair value adjustments in earnings from equity accounted investments	(287)	(85)	(341)	(178)
Non-controlling interests in above items	77	9	86	20
Income taxes	96	13	129	42
Discontinued operations(1)	(29)	7	(37)	12
Cash payments under interest rate swap contracts	(2)	(3)	(3)	(6)
Funds from operations before gains	166	156	321	289
Realized gain on investment	—	53	—	53
Funds from operations	$166	$209	$321	$342
Preferred share dividends	(14)	(8)	(28)	(17)
FFO attributable to common shareholders	$152	$201	$293	$325
Weighted average common shares outstanding	508.8	506.6	508.5	506.0
FFO before gains per common share	$0.30	$0.30	$0.58	$0.55
FFO per common share	$0.30	$0.40	$0.58	$0.65

(1)	Reflects fair value and other gains net of income taxes

COMMERCIAL PROPERTY NET OPERATING INCOME

(US Millions)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Revenue from continuing operations	$353	$296	$706	$587
Operating expenses	(136)	(116)	(273)	(236)
Net operating income	$217	$180	$433	$351

DISCONTINUED OPERATIONS

(US Millions)	Three months ended		Six months ended
	6/30/11	6/30/10	6/30/11	6/30/10
Commercial revenue from discontinued operations	$14	$14	$27	$28
Operating expenses	(6)	(7)	(13)	(14)
Commercial net operating income from discontinued operations	8	7	14	14
Residential development revenue	—	136	83	226
Operating expenses	—	(103)	(70)	(178)
Residential development net operating income	—	33	13	48
Interest and other income	—	3	1	6
Interest expense	(2)	(3)	(4)	(6)
Funds from discontinued operations	6	40	24	62
Fair value and other gains (losses)	31	2	43	2
Income taxes related to discontinued operations and other	(2)	(9)	(6)	(14)
Discontinued operations	$35	$33	$61	$50